UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 Under the

Securities Exchange Act of 1934

For the month of August 2026

Commission File Number: 001-43222

CoinShares PLC

(Name of registrant)

Not Applicable

(Translation of registrant’s name into English)

2 Hill Street

St. Helier, JE2 4UA

Jersey

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Extraordinary General Meeting

On August 21, 2026, CoinShares PLC (the “Company”) made available to its shareholders on its website a notice of and proxy statement relating to the Company’s extraordinary general meeting (the “EGM”), which is expected to take place on September 15, 2026, at 4:00 p.m., British Summer Time. A copy of the notice and proxy statement is attached to this Report on Form 6-K as Exhibit 99.1.

On August 21, 2026, the Company issued a press release announcing that it will hold the EGM on September 15, 2026. A copy of the press release is attached to this Report on Form 6-K as Exhibit 99.2

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Extraordinary General Meeting and Proxy Statement
99.2	Press release, dated August 21, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 24, 2026	COINSHARES PLC

	By:	/s/ Jean-Marie Mognetti
Jean-Marie Mognetti
Chief Executive Officer

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